Term sheet To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 41-I dated September 6, 2006	Term Sheet No. 2 to Product Supplement No. 41-I Registration Statement No. 333-130051 Dated January 8, 2007; Rule 433

Structured Investments

JPMorgan Chase & Co.
$
 Semi Annual Review Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index due January 21, 2009

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three semi-annual Review Dates, a diversified basket of Asian indices is at or above the Call Level applicable to that Review Date. If the notes are not called, investors are protected against up to a 10% decline of the Basket on the final Review Date but will lose some or all of their principal if the Basket declines by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.
  The first Review Date, and therefore the earliest date on which a call may be initiated, is January 15, 2008.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 21, 2009†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about January 9, 2007†† and are expected to settle on or about January 12, 2007.

Key Terms

Basket:

The notes are linked to a basket consisting of the AMEX Hong Kong 30 Index (“HKX”), the FTSE/Xinhua China 25 Index (“XINOI”), the Korea Stock Price Index 200 (“KOSPI2”), the MSCI Taiwan Index (“TWY”) and the MSCI Singapore Index (“SGY”) (each a “Basket Index” and together the “Basket Indices”).

Index Weightings:

The AMEX Hong Kong Weighting is 18.00%, the FTSE/Xinhua Weighting is 17.40%, the KOSPI Weighting is 32.10%, the MSCI Taiwan Weighting is 23.40% and the MSCI Singapore Weighting is 9.10% (each an “Index Weighting” and, collectively, the “Index Weightings”).

Automatic Call:

If the Basket Closing Level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	100% of the Starting Basket Level.
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:
• at least 10.15%* x $1,000 if called on the first Review Date
• at least 15.225%* x $1,000 if called on the second Review Date
• at least 20.30%* x $1,000 if called on the final Review Date
* The actual percentage applicable to the first, second and final Review Dates will be determined on the pricing date but will not be less than 10.15%, 15.225% and 20.30%, respectively.
Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Basket. If the Ending Basket Level has declined by up to 10% from the Starting Basket Level, you will receive the principal amount of your notes at maturity. If the Ending Basket Level declines by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Basket declines beyond 10% and your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 10%) x 1.1111]

Assuming the notes are not called, you will lose some or all of your investment at maturity if the Basket Return reflects a decline of more than 10%.

Buffer:	10%
Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level calculated as follows:
Ending Basket Level — Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the final Review Date.
Basket Closing Level:	For each of the Review Dates, the Basket Closing Level will be calculated as follows:

100 x [1 + ((AMEX Hong Kong Return * AMEX Hong Kong Weighting) + (FTSE/Xinhua Return * FTSE/Xinhua Weighting) + (KOSPI Return * KOSPI Weighting) + (MSCI Taiwan Return * MSCI Taiwan Weighting) + (MSCI Singapore Return * MSCI Singapore Weighting)]

The Basket Index returns set forth in the formula above reflect the performance of each Basket Index, expressed as a percentage, from its respective closing level on the pricing date to its closing level on the relevant Review Date.

Review Dates†:	January 15, 2008 (first Review Date), July 15, 2008 (second Review Date) and January 15, 2009 (final Review Date)
Maturity Date†:	January 21, 2009
CUSIP:
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 41-I.

††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Capital Gains Tax Treatment.”

Investing in the Semi Annual Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 41-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 41-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Underwriting Information” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 8, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 41-I dated September 6, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 41-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 41-I dated September 6, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206002536/e24940_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable Upon Automatic Call or At Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Basket as shown under the column “Basket Level Appreciation/Depreciation at Review Date.” The following table assumes a Call Level equal to a hypothetical Starting Basket Level of 100. The table assumes that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 10.15%, 15.225% and 20.30%, respectively, regardless of the appreciation of the Basket, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

	Basket Level	Total	Total	Total
	Appreciation/	Return at	Return at	Return
Basket	Depreciation at	First	Second	at Final
Closing Level	Review Date	Review Date	Review Date	Review Date

180.00	80%	10.15%	15.225%	20.30%
170.00	70%	10.15%	15.225%	20.30%
160.00	60%	10.15%	15.225%	20.30%
150.00	50%	10.15%	15.225%	20.30%
140.00	40%	10.15%	15.225%	20.30%
130.00	30%	10.15%	15.225%	20.30%
120.00	20%	10.15%	15.225%	20.30%
110.00	10%	10.15%	15.225%	20.30%
100.00	0%	10.15%	15.225%	20.30%
99.90	-0.1%	N/A	N/A	0.00%
95.00	-5%	N/A	N/A	0.00%
90.00	-10%	N/A	N/A	0.00%
85.00	-15%	N/A	N/A	-5.56%
80.00	-20%	N/A	N/A	-11.11%
70.00	-30%	N/A	N/A	-22.22%
60.00	-40%	N/A	N/A	-33.33%
50.00	-50%	N/A	N/A	-44.44%
40.00	-60%	N/A	N/A	-55.56%
30.00	-70%	N/A	N/A	-66.67%
20.00	-80%	N/A	N/A	-77.78%
10.00	-90%	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	-100.00%

JPMorgan Structured Investments —
Semi Annual Review Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index
TS-1

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to a Basket Closing Level of 110 on the first Review Date. Because the Basket Closing Level on the first Review Date of 110 is greater than the Call Level of 100, the notes are automatically called, and the investor receives a single payment of $1,101.50 per $1,000 principal amount note.

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to a Basket Closing Level of 99.90 on the first Review Date, 95 on the second Review Date and 90 on the final Review Date. Because (a) the Basket Closing Level on each of the Review Dates (99.90, 95, and 90) is less than the Call Level of 100, and (b) the Ending Basket Level has not declined by more than 10% from the Starting Basket Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to a Basket Closing Level of 99.90 on the first Review Date, 90 on the second Review Date and 80 on the final Review Date. Because (a) the Basket Closing Level on each of the Review Dates (99.90, 90 and 80) is less than the Call Level of 100, and (b) the Ending Basket Level is more than 10% below the Starting Basket Level, the notes are not called and the investor receives a payment that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Basket Closing Level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) at least 10.15%* x $1,000 if called on the first Review Date; (ii) at least 15.225%* x $1,000 if called on the second Review Date; or (iii) at least 20.30%* x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  *   The actual percentage applicable to the Review Dates above will be determined on the pricing date but will be not be less than 10.15%, 15.225% and 20.30%, respectively.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over two years, the notes will be called before maturity if the Basket Closing Level is at or above the Call Level on a Review Date and you will be entitled to the applicable payment corresponding to that Review Date set forth on the cover of this term sheet.
  LIMITED PROTECTION AGAINST LOSS — If the notes are not called and the Ending Basket Level declines by no more than 10% as compared to the Starting Basket Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Basket Level declines by more than 10%, for every 1% decline of the Basket beyond 10% you will lose an amount equal to 1.1111% of the principal amount of your notes.
  DIVERSIFICATION AMONG THE BASKET INDICES — The return on the notes is linked to a weighted basket consisting of the AMEX Hong Kong 30 Index the FTSE/Xinhua China 25 Index, the Korea Stock Price 200 Index, the MSCI Taiwan Index and the MSCI Singapore Index. The AMEX Hong Kong 30 Index is based on the capitalization of 30 stocks actively traded on The Stock Exchange of Hong Kong Ltd. and is designed to represent a substantial segment of the Hong Kong stock market. The FTSE/Xinhua China 25 Index is a stock index calculated and published by FTSE/Xinhua Index Limited, and is designed to represent the performance of the mainland Chinese market that is available to international investors. It is currently based on the largest and the most liquid Chinese stocks listed and trading on the Stock Exchange of Hong Kong Ltd. The Korea Stock Price Index 200 is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange (“KSE”). The MSCI Taiwan Index, which is calculated by Morgan Stanley Capital International Inc. (“MSCI”), is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. The MSCI Singapore Index is a free float-adjusted market capitalization index that is calculated by MSCI and designed to measure equity market performance in Singapore. For additional information about each Basket Index, see the information set forth under “The AMEX Hong Kong 30 Index,” “The FTSE/Xinhua China 25 Index,” “The Korea Stock Price Index 200,” “The MSCI Taiwan Index” and “The MSCI Singapore Index” in the accompanying product supplement no. 41-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 41-I. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in product supplement no. 41-I and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

JPMorgan Structured Investments —
Semi Annual Review Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index
TS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or any of the component stocks of the Basket. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 41-I dated September 6, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not called and the Ending Basket Level declines by more than 10% compared to the Starting Basket Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Basket Level compared to the Starting Basket Level beyond the 10% buffer.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Basket, which may be significant. Because the Basket Closing Level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Basket.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment on any Review Date or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., whom we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the stocks underlying each Basket Index are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Indices;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the dollar, the Hong Kong dollar, the Chinese renminbi, the Korean won, the new Taiwan dollar and the Singapore dollar; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Capital Gains Tax Treatment” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

Historical Information

The following graphs show the weekly performance of each Basket Index as well as the Basket as a whole from January 4, 2002 through January 5, 2007. The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and the Index Weightings specified on the cover of this term sheet on that date. The closing level of the AMEX Hong Kong 30 Index on January 5, 2007 was 981.62. The closing level of the FTSE/Xinhua China 25 Index on January 5, 2007 was 16510.74. The closing level of the Korea Stock Price Index 200 on January 5, 2007 was 179.10. The closing level of the MSCI Taiwan Index on January 5, 2007 was 318.43. The closing level of the MSCI Singapore Index on January 5, 2007 was 368.79.

JPMorgan Structured Investments —
Semi Annual Review Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index
TS-3

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on any Review Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $22.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-44 of the accompanying product supplement no. 41-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $22.50 per $1,000 principal amount note.

JPMorgan Structured Investments —
Semi Annual Review Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index
TS-3